

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2010

Mr. Roman Zherdytskyi
President, Secretary and Chief Financial Officer
Mayquest Ventures, Inc.
c/o Hydrangea Holdings Ltd.
1 Glafkou Street, Office 1
1085 Nicosia, Cyprus

> **Re: Mayquest Ventures, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **File No. 000-53701**

Dear Mr. Zherdytski:

We have reviewed your response letter received on November 9, 2010 and have the following comments. As noted in our letter dated October 28, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 15(b). The following documents are filed as part of the report, page 23

1. We note your response to comment one from our letter dated October 28, 2010. Please tell us when you expect to file an amendment to your 2009 Form 10-K to provide audited financial statements. After we review of the audited financial statements, we may have further comments.

Item 9A(T). Controls and Procedures, page 17

2. Since you are required to provide audited financial statements, please tell us how you were able to conclude that your disclosure controls and procedures were effective.

Please file all correspondence over EDGAR. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director